CUSIP 902974104             SCHEDULE 13G                   Page 1 of 10


                          UNITED STATES
               SECURITIES AND EXCHANGE COMMISSION
                     WASHINGTON, D.C. 20549

                          SCHEDULE 13G
                         (Rule 13d-102)

   INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO
    RULES 13d-1(b), (c), and (d) AND AMENDMENTS THERETO FILED
                           PURSUANT TO
                          RULE 13d-2(b)

                        (Amendment No. 2)


                        U S LIQUIDS INC.
                        ----------------
                        (Name of Issuer)

                  Common Stock, $0.01 par value
                  -----------------------------
                 (Title of Class of Securities)

                            902974104
                           ----------
                         (CUSIP Number)

                        December 31, 2002
                        -----------------
     (Date of Event Which Requires Filing of This Statement)

          Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

          [X]  Rule 13d-1(b)

          [ ]  Rule 13d-1(c)

          [ ]  Rule 13d-1(d)


          *The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

          The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).



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CUSIP 902974104             SCHEDULE 13G                   Page 2 of 10

 1    Name of Reporting Person                WENTWORTH, HAUSER & VIOLICH

      IRS Identification No. of Above Person

 2    Check the Appropriate Box if a member of a Group           (a)  [ ]

                                                                 (b)  [ ]
 3    SEC USE ONLY

 4    Citizenship or Place of Organization      California, United States

   NUMBER OF        5    Sole Voting Power                              0
     SHARES
  BENEFICIALLY	    6    Shared Voting Power                            0
 OWNED BY EACH
   REPORTING	    7    Sole Dispositive Power                         0
  PERSON WITH
                    8    Shared Dispositive Power                       0

  9    Aggregate Amount Beneficially Owned by Each Reporting Person     0

 10    Check Box if the Aggregate Amount in Row (9) Excludes Certain
       Shares                                                         [ ]

 11    Percent of Class Represented by Amount in Row 9               0.0%

 12    Type of Reporting Person                                        IA




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CUSIP 902974104             SCHEDULE 13G                   Page 3 of 10


 1    Name of Reporting Person         LAIRD NORTON TRUST COMPANY

      IRS Identification No. of Above Person

 2    Check the Appropriate Box if a member of a Group           (a)  [ ]

                                                                 (b)  [ ]
 3    SEC USE ONLY

 4    Citizenship or Place of Organization      Washington, United States

   NUMBER OF        5    Sole Voting Power                              0
     SHARES
  BENEFICIALLY	    6    Shared Voting Power                    1,214,400
 OWNED BY EACH
   REPORTING	    7    Sole Dispositive Power                         0
  PERSON WITH
                    8    Shared Dispositive Power               1,214,400

  9    Aggregate Amount Beneficially Owned by Each Reporting
       Person     						1,214,400

 10    Check Box if the Aggregate Amount in Row (9) Excludes Certain
       Shares                                                         [ ]

 11    Percent of Class Represented by Amount in Row 9               7.6%

 12    Type of Reporting Person                                        BK


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CUSIP 902974104             SCHEDULE 13G                   Page 4 of 10


 1    Name of Reporting Person         LAIRD NORTON FINANCIAL GROUP, INC.

      IRS Identification No. of Above Person

 2    Check the Appropriate Box if a member of a Group           (a)  [ ]

                                                                 (b)  [ ]
 3    SEC USE ONLY

 4    Citizenship or Place of Organization      Washington, United States

   NUMBER OF        5    Sole Voting Power                              0
     SHARES
  BENEFICIALLY	    6    Shared Voting Power                  	1,214,400
 OWNED BY EACH
   REPORTING	    7    Sole Dispositive Power                         0
  PERSON WITH
                    8    Shared Dispositive Power               1,214,400

  9    Aggregate Amount Beneficially Owned by Each Reporting
       Person     						1,214,400

 10    Check Box if the Aggregate Amount in Row (9) Excludes Certain
       Shares                                                         [ ]

 11    Percent of Class Represented by Amount in Row 9               7.6%

 12    Type of Reporting Person                                        HC

CUSIP 902974104             SCHEDULE 13G                   Page 5 of 10

Item 1(a).     Name of Issuer.

          U S Liquids Inc.

Item 1(b).     Address of Issuer's Principal Executive Offices.

          411 N. Sam Houston Parkway East, Suite 400
          Houston, Texas  77060-3545

Item 2(a).     Names of Persons Filing.

          Wentworth, Hauser & Violich ("Wentworth")

          Laird Norton Trust Company ("LNTC")

          Laird Norton Financial Group, Inc. ("LNFG")

Item 2(b).     Address of Principal Business Office or, if none,
          Residence.

          The Address of Wentworth is:
           353 Sacramento Street, Suite 600
           San Francisco, CA  94111

          The Address of LNTC and LNFG is:
           Laird Norton Financial Group, Inc.
           801 Second Ave., Suite 1600
           Seattle, WA  98104

Item 2(c).     Citizenship.

          United States.

Item 2(d).     Title of Class of Securities.

          Common Stock, $0.01 par value

Item 2(e).     CUSIP Number.

          902974104

Item 3.   Type of Reporting Person.

          If this statement is filed pursuant to Rule 13d-
          1(b) or Rule 13d-2(b) or (c), check whether the person filing is a:

          (a)[ ] Broker or dealer registered under section 15 of the Exchange Act.

          (b)[X] Bank as defined in section 3(a)(6) of the Exchange Act.

          (c)[ ] Insurance company as defined in section 3(a)(19) of the Exchange Act.

          (d)[ ] Investment company registered under section 8 of the Investment Company Act of 1940 .

          (e)[X] An investment adviser in accordance with Rule 13d-1(b)
                 (1)(ii)(E);

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CUSIP 902974104             SCHEDULE 13G                   Page 6 of 10

          (f)[ ] An employee benefit plan or endowment fund in accordance with Rule 13d-1(b)(1)(ii)(F);

          (g)[X] A parent holding company or control person in accordance with Rule 13d-1(b)(1)(ii)(G);

          (h)[ ] A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act;

          (i)[ ] A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 ;

          (j)[ ] Group, in accordance with Rule 13d-1(b)(1)(ii)(J).

Item 4.   Ownership.

          Reference is hereby made to Items 5-9 and 11 of page two (2) and page three (3) of this Schedule 13G, which Items are incorporated by reference herein.

	The 1,214,400 shares of the Company listed on page (3) of this Schedule are held by Laird Norton Trust Company ("LNTC"), a wholly owned subsidiary of LNFG. Because LNTC is a wholly owned subsidiary of LNFG, it is possible that LNFG may be deemed a beneficial owner of the shares held by LNTC by virtue of the definition of "beneficial owner" in Rule 13d-3 under the Securities Exchange Act of 1934. The filing of this Schedule shall not be construed as an admission by LNFG that it is a beneficial owner of any securities of the Company held by LNTC.

	In addition, it is possible that the individual general partners, directors, executive officers, members, and/or managers of LNTC or LNFG might be deemed the "beneficial owners" of some or all of the securities to which this Schedule relates in that they might be deemed to share the power to direct the voting or disposition of such securities. Neither the filing of this Schedule nor any of its contents shall be deemed to constitute an admission that any of such individuals is, for any purpose, the beneficial owner of any of the securities to which this Schedule relates, and such beneficial ownership is expressly disclaimed.


Item 5.   Ownership of Five Percent or Less of a Class.

          If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following [X] as to Wentworth.

Item 6.   Ownership of More Than Five Percent on Behalf of
          Another Person.

         LNTC is deemed to be the beneficial owner of the number of securities reflected in Items 5-9 and 11 of page three (3) and page four (4) of this Schedule 13G pursuant to separate arrangements whereby LNTC has discretionary authority with respect to the accounts of certain persons. Each person for whom the reporting person has discretionary authority has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Common Stock purchased or held pursuant to such arrangements.

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CUSIP 902974104             SCHEDULE 13G                   Page 7 of 10

Item 7.   Identification and Classification of the Subsidiary
          Which Acquired the Security Being Reported on by the
          Parent Holding Company.

          LNFG is the parent holding company of Wentworth. Wentworth is an investment adviser in accordance with Rule 13d-1(b)(1)(ii)(E). LNTC is a bank in accordance with Rule 13d-1(b)(1)(ii)(B).

Item 8.   Identification and Classification of Members of the
          Group.

          Not applicable.

Item 9.   Notice of Dissolution of Group.

          Not applicable.

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CUSIP 902974104             SCHEDULE 13G                   Page 8 of 10

Item 10.  Certification.

          By signing below the undersigned certify that, to the best of their knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.



                            Signature

          After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                 WENTWORTH, HAUSER & VIOLICH

                                 By:  /s/Bradford Hall
                                    ---------------------
                                    Bradford Hall, Chief
                                    Compliance Officer

DATED:  February 11, 2003


                             Signature

          After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                 LAIRD NORTON TRUST COMPANY

                                 By: /s/Earl Bell
                                    ------------------------------
                                    Earl Bell,
                                    Senior Vice President and
                                    Chief Financial Officer

DATED:  February 12, 2003


				Signature

          After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                 LAIRD NORTON FINANCIAL GROUP,
                                 INC.

                                 By:  /s/Earl Bell
                                    ------------------------------
                                    Earl Bell,
                                    Senior Vice President and
                                    Chief Financial Officer

DATED:  February 12, 2003

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CUSIP 902974104             SCHEDULE 13G                   Page 9 of 10

 				EXHIBIT INDEX


  Exhibit A	Joint Filing Undertaking




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CUSIP 902974104             SCHEDULE 13G                   Page 10 of 10

   				EXHIBIT A
     			JOINT FILING UNDERTAKING

     The undersigned, being authorized thereunto, hereby execute this agreement as an exhibit to this Schedule 13G to evidence the agreement of the below-named parties, in accordance with rules promulgated pursuant to the Securities Exchange Act of 1934, to file this Schedule, as it may be amended, jointly on behalf of each of such parties.

     Dated:  February 11, 2003

    					WENTWORTH, HAUSER & VIOLICH
    					By:/s/Bradford Hall
    					   -----------------
    					   Bradford Hall,

     Dated:  February 12, 2003
 	                                LAIRD NORTON TRUST COMPANY

                                 	By:  /s/Earl Bell
                                           ------------------------
                                    	    Earl Bell,
                                            Senior Vice President and
                                            Chief Financial Officer

     Dated:  February 12, 2003
 	                                LAIRD NORTON FINANCIAL GROUP,INC.

                                 	By:  /s/Earl Bell
                                           ------------------------
                                    	    Earl Bell,
                                            Senior Vice President and
                                            Chief Financial Officer